Press Release

INDOSAT PLANS TO ISSUE INDOSAT BOND VIII YEAR 2012

AND INDOSAT SUKUK IJARAH V YEAR 2012

Jakarta, May 29, 2012, PT Indosat Tbk (“Indosat” or the “Company”) today held a Public Expose in relation to the Public Offering of Indosat Bonds VIII Year 2012 (“Indosat Bond VIII”) and Sukuk Ijarah V Year 2012 (“Indosat Sukuk Ijarah V”), both of which are denominated in Indonesian Rupiah. The issuance of the debt instruments is part of Company’s funding plan to further develop the Company’s business and to execute call option on Indosat previous bonds.

Indicative structure for each offering as below:

Indosat Bond VIII

Amount

: Up to Rp2,000,000,000,000 (two trillion Rupiah)

Tenure

: Series A : 7 (seven) years

  Series B : 10 (ten) years

Coupon rate

: Fixed, paid quarterly

Indosat Sukuk Ijarah V

Amount

: Up to Rp500,000,000,000 (five hundred billion Rupiah)

Tenure

: 7 years

Ijarah Object

: Benefits of 351MHz Palapa D Satelit Capacity Transponder

used by the Company to provide closed fixed network

service

The final composition of the Bond structure above will be decided upon the completion of the bookbuilding process.

Pefindo, on April 16, 2012, has rated Indosat and its offered Bonds idAA+/Stable Outlook for Indosat Bonds Number VIII Year 2012 and idAA(sy)+/Stable Outlook for Indosat Sukuk Ijarah Number V Year 2012.

Bookbuilding will commence on May 29, 2012, and continue through to June 8, 2012. The effective date is expected to be on June 18, 2012, followed by listing on the Indonesian Stock Exchange (IDX) on 28 June 2012.

The notes and financial certificates are being underwritten through a syndicate of joint lead underwriters including PT Mandiri Securities, PT DBS Vickers Securities Indonesia, PT HSBC Securities Indonesia, PT Danareksa Securities, and PT Standard Chartered Securities Indonesia. PT Bank Rakyat Indonesia (Persero) Tbk. are acting as trustee.

Legal counsel is being provided by Assegaf Hamzah and partners; Ny. Titik Poerbaningsih Adi Warsito, SH. are acting as notary, and Ernst & Young (Purwantono, Suherman & Surja) are acting as independent auditor.

For further information please contact:

Investor Relations

Corporate Secretary

Tel:

62-21-30442615

Tel:

62-21-30442614

Fax :

62-21-30003757

Fax:

62-21-30003754

Email :

investor@indosat.com

Website :

www.indosat.com

About Indosat

Indosat is the leading telecommunication and information operator in Indonesia which provides cellular, fixed line, data communication and internet. In end 2011, it has more than 50 million cellular subscribers through its brands, Indosat Mobile, IM3, Mentari and Indosat Internet. Indosat operates IDD services with access code 001, 008 and Flatcall 01016. And it also offers corporate solution services supported by integrated telecommunication networks throughout Indonesia. Indosat is the subsidiary of the Qtel Group. Indosat shares are listed in Indonesia Stock Exchange (IDX:ISAT) and in the form of American Depositary Shares in New York Stock Exchange (NYSE:IIT).

Disclaimer

This document contains certain financial information and results of operation, and may also contain certain projections, plans, strategies, and objectives of Indosat, that are not statements of historical fact which would be treated as forward looking statements within the meaning of applicable law. Forward looking statements are subject to risks and uncertainties that may cause actual events and Indosat's future results to be materially different than expected or indicated by such statements. No assurance can be given that the results anticipated by Indosat, or indicated by any such forward looking statements, will be achieved.

This document is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration.  Any public offering of securities to be made in the United States will be made by means of an offering circular that may be obtained from the Company and will contain detailed information about the Company and management, as well as financial statements.  The Company does not intend to register any part of the offering in the United States.

Ends